                                Exhibit 1(A)(11)
Description of Issuance, Transfer and Redemption Procedures for Policies Offered
                                     by
                  C. M. LIFE VARIABLE LIFE SEPARATE ACCOUNT - I
                         of C.M. Life Insurance Company
  Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940

     C.M. LIFE VARIABLE LIFE SEPARATE ACCOUNT - I ("the Separate Account") of C.M. Life Insurance Company ("Company") is registered or will register under the Investment Company Act of 1940 (" 1940 Act") as a unit investment trust. The following sets forth the standards and procedures to be followed in connection with the on-going operation of the Separate Account. Please note that certain terms used herein will have the same definitions as are set forth in the prospectus for the Policies. Within the Separate Account are eleven Sub-Accounts. Procedures apply equally to each Sub-Account and for purposes of this description are defined in terms of the Separate Account, except where a discussion of both the Separate Account and the individual Sub-Accounts is necessary. Currently, each Sub-Account invests in shares of a corresponding investment division of the Connecticut Mutual Financial Services Series Fund 1, Inc. ("C.M. Fund"), the Variable Insurance Products Fund ("VIP Fund"), or the Variable Insurance Products Fund II ("VIP Fund II"), each of which is an open-end management investment company registered with the Securities and Exchange Commission ("SEC") as such under the 1940 Act. The investment experience of a Sub-Account of the Separate Account depends on the market performance of its corresponding underlying fund. Although flexible premium variable life insurance policies funded through the Separate Account may also provide for fixed benefits through a fixed account (the "Fixed Account") supported by the Company's General Account, this description assumes that net premiums are allocated exclusively to the Separate Account and that all transactions involve only the Sub-Accounts of the Separate Account, except as otherwise explicitly stated herein.

1.   "Public Offering Price": Purchase and Related Transactions -- Section 22(d)
     ---------------------------------------------------------------------------
     and Rule 22c-1
     --------------

     This section outlines Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for investment companies (i.e. mutual funds) and annuity contracts. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting process. Certain Policy provisions, such as reinstatement and loan repayment, do not result in the issuance of a Policy but may require certain payments by the Policyowner and may involve a transfer of assets supporting Policy reserves into the Separate Account.

     a.    Insurance Charges and Underwriting Standards
           --------------------------------------------

           The Policy provides for flexible premiums. Notices will be sent on a quarterly, semiannual or annual basis to remind Policyowners; of their Planned Periodic Premium amount and payment date. However, payment of the Planned Periodic Premium is not necessary, nor does it guarantee that the Policy will remain in force. The Policy will remain in force so long as the Policy Value less any outstanding Policy Debt is sufficient to pay the Monthly Deductions charged in connection with the Policy. The cost of insurance charges are contained in the Monthly Deductions.

           Cost of insurance charges for the policies will not be the same for all Policyowners. The charges are based on the Company's expectations as to future mortality, investment, expense and persistency experience. Those expectations are actuarially determined based on factors including age, health, tobacco status, and the type of underwriting that was done to assess the Insured's risk. Additionally, this Policy is available for sale to Corporations or other multiple life groups or sponsoring associations. To the extent that such a sale may offer expense savings or reduced risk for the Insured's in the group, the cost of insurance charges may be adjusted to reflect such efficiencies. The policies will be offered and sold pursuant to the Company's underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that cost of insurance charges must be based upon the Company's expectation as to future mortality, investment, expense and persistency for each Insured. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.


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           While premium payments under the Policy are flexible, there are limitations as to amount. No premium payment may be for less than $100 without the Company's consent. If the Guideline Premium Test is chosen by the Policyowner at issue, the total of all premiums paid can never exceed the then current maximum premiums determined by Internal Revenue Service rules governing that test. Under the Guideline Premium Test, if a premium is paid that would result in total premiums exceeding the current maximum premium limitations, the Company will return the amount in excess of such maximums to the Policyowner. Under the Cash Value Accumulation Test, there is no preset maximum to the premiums that may be paid into the Policy.

      b.   Application and Initial Premium Processing
           ------------------------------------------

           Upon receipt at its Service Center (which is currently the Company's Principal Office) of an application, in good order, from a prospective Policyowner, C.M. Life will follow certain insurance underwriting procedures designed to determine whether the proposed Insured is insurable. This process may involve verification procedures such as medical examinations and may require that further information be provided by the proposed Policyowner before a determination of insurability can be made. In some cases, an entire group of Insureds will be pre-approved for guaranteed issue underwriting based on information provided by the common Policyowner on a master application. This process will also include an assessment of whether the Policyowner has a sufficient insurable interest in the Insured to support ownership of the Policy under applicable state insurance laws. A Policy cannot be issued until this underwriting procedure has been completed.

           If, at the time of application, a prospective Policyowner pays at least the Planned Periodic Premium, pending underwriting approval, C.M. Life will provide fixed conditional insurance pursuant to a Conditional Insurance Agreement in the amount of insurance applied for, up to a maximum of $1,000,000 per Insured. This coverage will generally continue for a maximum of ninety (90) days from the date of the application or the completion of a medical exam, should one be required. In no event will any insurance proceeds be paid under the Conditional Insurance Agreement if death is by suicide.

           If the application is approved, the Policy will be in force as of the date the terms of the Conditional Insurance Agreement were met. If no Conditional Insurance Agreement is in effect because the prospective Policyowner did not wish make a payment at least equal to the Planned Periodic Premium, upon delivery of the Policy, C.M. Life will require payment of sufficient premium to place the insurance in force.

           Pending completion of insurance underwriting and other Policy issuance procedures, initial premium will be held in the Company's General Account. If the application is approved and the Policy is issued and accepted, the Net Premium (the premium payment less the tax expense charge and any applicable premium charge) held in the General Account will be credited with interest at a specified rate (no less than 3%) beginning not later than the date of receipt of the premium at the Company's Service Center. If a policy is not issued and accepted, the initial premiums will be returned to the Policyowner without interest.

           If the application is approved, the Policy Value will be allocated according to the Policyowner's instructions upon issuance and acceptance of the Policy. If the Policy provides for a full refund of the initial purchase payment under its "Right to Examine Policy" provision, the portion of the Policy Value which was instructed to be allocated to the Separate Account will be allocated to the Money Market Sub-Account. After the expiration of the "Right to Examine Policy" provision, the Policy Value will be allocated to the Sub-Accounts and the Fixed Account according to the Policyowner's instructions.

           Subject to the approval of the Company, a Policy may be backdated no more than six months prior to the date of the application if the Insured's lower Age on the date of issue results in lower cost of insur-


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           ance rates. The Company will require the payment of all charges which would have been due had the application date coincided with the back-dated issue date.

           These processing procedures are designed to provide insurance, starting with the date of the application, to the proposed Policyowner in connection with payment of the initial premium. Such procedures are designed to not dilute any benefit payment to any existing Policyowner. Although a Policy cannot be issued until the underwriting process has been completed, the proposed Policyowner will receive immediate insurance coverage, if a sufficient initial premium is received, the Insured proves to be insurable, and a sufficient insurable interest is found to exist.

           The Company will require that the Policy be delivered within a specific delivery period to protect itself against anti-selection by the prospective Policyowner resulting from a deterioration of the health of the proposed Insured. Generally, the period will not exceed the shorter of 30 days from the date the Policy is issued and 75 days from the date of Part 2 of the Application.

     c.    Premium Allocation
           ------------------

           Net Premiums are credited to the Policy as of the date the premium payments are received by the Company, with the possible exception of the first Net Premium. Net Premiums are equal to the gross premiums minus the tax expense charge and any applicable premium charge. Currently, the tax expense charge compensates the Company for state and local taxes imposed on premiums paid for the Policy. Although the premium taxes may vary by jurisdiction, the tax expense charge reflects an average charge. It may be adjusted to reflect any increase or decrease in the applicable state or local premium tax rate. The Company makes no adjustment for deferred acquisition cost tax expenses, although it reserves the right to do so in the future.

           The premium charge helps to compensate the Company for the costs associated with the sale of the Policy. Premium charges will be assessed against premium payments received during the first seven Policy years after the issue of the Policy or the effective date of an increase in Specified Amount. During that period, premium charges will only be assessed against premium payments received during a Policy year up to the annual Target Premium for the Policy or the increase in Specified Amount. No premium charge will be assessed against premiums received during a Policy year in excess of the applicable Target Premium. For an increase in Specified Amount, premium payments will be prorated between the original Specified Amount and the increase using the Target Premiums for each to calculate the pro rata split.

           The Policyowner may allocate Net Premiums among the Fixed Account and the Sub-Accounts for the Separate Account. The Policyowner may change the allocation of Net Premiums without charge at any time by providing written notice to the Service Center. The change will be effective as of the date of receipt of the notice at the Service Center. The Policyowner may transfer amounts among the Sub-Accounts and the Fixed Account, subject to certain restrictions.

     d.    Repayment of Loan
           -----------------

           A Loan made under this Policy may be repaid with an amount equal to the original Loan plus Loan Interest.

           When a Loan is made, the Company will transfer Policy Value from each Sub-Account to the Fixed Account. The Policy Value transferred from each Sub-Account will equal the amount of the Loan allocated to that Sub-Account. Since the Company will credit interest on Policy Value so transferred at a rate equal to the Loan Interest Rate less 1.5%, the Company will retain the difference between these rates in order to cover certain expenses and contingencies. Upon repayment of Policy Debt, the Company will reduce the Policy Value in the Fixed Account attributable to the Loan and transfer the reduction in Policy Value to the Sub-Accounts according to either the Policyowner's instruction or, if no


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           allocation instructions have been received, the premium payment allocation percentages then in effect. Loan repayments allocated to the Separate Account cannot exceed Policy Value previously transferred from the Separate Account to secure the Policy Debt.

     e.    Policy Reinstatement
           --------------------

           Pursuant to applicable state law, if the Policy has not been surrendered and the Insured is alive, a terminated Policy may be reinstated anytime within three years after the lapse date and before the Maturity Date. The reinstatement will be effective on the monthly payment date following the date the Policyowner submits the following to the Company: (1) a written application for reinstatement; (2) evidence of insurability showing that the Insured is insurable according to the Company's underwriting rules; and (3) a premium payment at least equal to the greater of the Planned Periodic Premium or a premium sufficient to cover three Monthly Deductions using the last monthly deduction amount prior to the lapse of the Policy.

           The Policy Value on the date of reinstatement is:

           (a) the Net Premium paid to reinstate the Policy increased for interest, at a rate determined by the Company and guaranteed to be no less than 3% annually, from the date the payment for reinstatement was received at the Company's Service Center;

           (b) plus an amount equal to the Policy Value less Policy Debt on the lapse date;

           (c) less the Monthly Deduction due on the date of reinstatement.

           The Policyowner may not repay or reinstate any Policy Debt outstanding on the lapse date or termination date.

     f.    Correction of Misstatement of Age
           ---------------------------------

           If the Insured's Age as stated in the application for a Policy is not correct, benefits under a Policy will be adjusted to reflect the correct Age. The adjusted benefit will be equal to the benefit which the most recent cost of insurance charge would have purchased for the correct Age.

     g.    Contestability
           --------------

           The Company will not contest the validity of a Policy after it has been in force during the Insured's lifetime for two years from the date of issue. The Company will not contest the validity of any increase in the Specified Amount after such increase has been in force during the Insured's lifetime for two years from its effective date.

           If the Policy is reinstated, the Policy cannot be contested after it has been in force during the Insured's lifetime for two years from the date of reinstatement. The Company can contest statements contained in the initial or reinstatement application within the two-year period following the date of receipt of such application.

     h.    Reduction in Cost of Insurance Rate Classification
           --------------------------------------------------

           By administrative practice, the Company will reduce the cost of insurance rate classification for an Insured if evidence of insurability is submitted in a form satisfactory to the Company to demonstrate that the Insured qualifies for a lower classification. After the reduced rating is determined, the Policyowner will pay a lower cost of insurance charge for each Monthly Deduction. If new evidence of insurability provided in connection with an increase in Specified Amount demonstrates that the Insured is in a


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           higher risk classification, the higher cost of insurance rate will apply only to the charges associated with the increase in Specified Amount.

     i.    Reduction in Charges
           --------------------

           While this Policy is available for sale to individuals, it will also be sold to corporations and to other multiple life groups or sponsoring organizations. Depending on the size of the group, the nature of the sale, and the premium volume, there may be expense savings that could be passed on to the customer. We reserve the right to reduce the premium charge, cost of insurance charge, or any other charge that we feel is appropriate to reflect any expense savings. Sales expenses, underwriting expenses and administrative expenses are examples of potential areas where savings may be realized.

II.  "Redemption Procedures": Surrender and Related Transactions
     -----------------------------------------------------------

     The policies provide for the payment of moneys to a Policyowner or Beneficiary upon presentation of a Policy. The amount received by the payee will depend upon the particular benefit for which the Policy is presented, including, for example, the Surrender Value or Death Benefit. There are also certain Policy provisions (e.g., partial withdrawals or the loan privilege) under which the Policy will not be presented to the Company but which will affect the Policyowner's benefits and may involve a transfer of the assets supporting the Policy reserve out of the Separate Account. Any combined transactions on the same day which counteract the effect of each other will be allowed. The Company will assume the Policyowner is aware of the possible conflicting nature of the transactions and desires their combined result. If a transaction is requested which the Company will not allow (e.g., a request for a decrease in the Specified Amount which lowers the face amount below the stated minimum) the Company will reject the whole transaction and not just the portion which causes the disallowance. The Policyowner will be informed of the rejection and will have an opportunity to give new instructions.

     a.    Surrender for Surrender Value

           The Company will normally pay the Surrender Value within seven days after receipt (unless a shorter period is required under applicable law or regulation), at its Service Center, of the Policy and signed request for surrender. Normally, computations with respect to the investment experience of each Sub-Account will be made as of the close of trading of the New York Stock Exchange. This will enable the Company to pay a Surrender Value on surrender based on the next computed value after the surrender request is received. For valuation purposes, the surrender is effective on the date the Company receives the request at its Service Center (although insurance coverage ends the day the request is mailed).

           The Policy Value (equal to the value of all accumulations in the Separate Account) may increase or decrease from day to day depending on the investment experience of the Separate Account. Calculations of the Policy Value for any given day will reflect the actual premiums paid, expenses charged and deductions taken. The Company will deduct a tax expense charge and any applicable premium charge from each premium payment. The balance (Net Premium) is allocated to the Separate Account and the Fixed Account according to Policyowner's instructions. The Company will also make monthly deductions from a Policy to cover the cost of insurance and administrative expenses for the following month. The monthly administrative charge is $10 per policy and $0. 10 per thousand of Specified Amount, on a guaranteed basis. Current charges reflect actual administrative expenses and are equal to $5 per policy and $0.05 per thousand of Specified Amount for the first twenty years, and $5 per policy for years twenty-one and later. The monthly administrative charge is designed to compensate the Company for administering and maintaining a Policy. Other possible deductions from the Policy include a transaction charge for partial withdrawals and a charge for certain transfers.

           There are no charges on the surrender of the Policy.

     b.    Charges on Partial Withdrawal
           -----------------------------


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           Partial withdrawals may be made against the Surrender Value of the
           Policy. The minimum withdrawal is $1,000. Under Death Benefit Option 1, the Specified Amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the Specified Amount below $50,000. A transaction charge may be assessed on each partial withdrawal.

     c.    Proceeds
           --------

           Proceeds may be payable under the Policy upon the death of the Insured, the maturity of the Policy, or the surrender of the Policy prior to the Maturity Date. Prior to the Maturity Date, the Proceeds payable upon the full surrender of the Policy will be equal to the Surrender Value. On or after the Maturity Date, the Proceeds payable will also be equal to the Surrender Value.

           The Proceeds payable upon the death of the Insured will equal the Death Benefit payable under the Death Benefit Option selected by the Policyowner, less Policy Debt and any due and unpaid monthly deductions. Under Death Benefit Option 1, the Death Benefit is the greater of either the Specified Amount or the Guideline Minimum Death Benefit. Under Death Benefit Option 2, the Death Benefit is the greater of either the Specified Amount plus the Policy Value or the Guideline Minimum Death Benefit. The Guideline Minimum Death Benefit will vary between the Guideline Premium Test and the Cash Value Accumulation Test.

           Upon the death of the Insured, the Company will pay Proceeds to the Beneficiary normally within seven days after receipt, at its Service Center, of: the Policy, due proof of death of the Insured, and all other requirements necessary to make payment. The Company may delay payments under certain circumstances as described in the prospectus.

           The Company will make payment of the Proceeds out of its General Account, and will transfer assets from the Separate Account to the General Account in an amount equal to the reserve in the Separate Account attributable to the Policy. The excess, if any, of the Proceeds over the amount transferred will be paid out of the General Account.

     d.    Termination
           -----------

           The failure to make premium payments will not cause the Policy to lapse unless: (a) the Surrender Value is insufficient to cover the next Monthly Deduction; or (b) Policy Debt exceeds the Policy Value. If one of these situations occurs, the Policy will be in default. The Policyowner will then have a grace period of 62 days, measured from the date of default, to make sufficient payments to prevent termination. On the date of default, the Company will send notice to the Policyowner and to any assignee of record. The notice will state the amount of premium due and the date on which it is due.

           Failure to make a sufficient payment within the grace period will result in termination of the Policy. If the Insured dies during the grace period, the Proceeds will still be payable, but any monthly deductions due and unpaid through the policy month in which the Insured dies and any other overdue charge will be deducted from the Proceeds.

     e.    Policy Loan
           -----------

           Policy Loans may be taken against the Policy Value at any time. The total amount which may be borrowed is the Loan Value. The Loan Value is an amount equal to the Policy Value less existing Policy Debt and less projected interest to the next Policy Anniversary at the then applicable Loan Interest Rate. Currently, there is no minimum limit on the amount of the loan. The Policy Value for this purpose will be that next computed after receipt of a loan request. The Loan amount will be paid normally within seven days after the Company receives request at its Service Center, but the Company may delay payments under certain circumstances as described in the prospectus.

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           A Policy Loan will be subject to a Loan Interest Rate which is calculated based on the current rate specified as the monthly average of the Composite Yield on Seasoned Corporate Bonds as published by Moody's Investors Service. The rate will be calculated two months prior to the Policy's Anniversary Date, and will remain in force for the entire Policy Year. The rate will only be increased on the next Policy Anniversary if the calculated increase is greater than or equal to 1/2%. Where required by State law, a fixed interest rate will be available at a rate of 8%, unless a different rate is required under applicable state law. Further, the variable interest rate will not exceed the maximum interest rate permitted in the Policy's Contract State.

           The amount of any outstanding Policy Loan plus accrued interest is called "Policy Debt". When a Policy Loan is made, the portion of the assets in the Separate Account (which is a portion of the Policy Value and which also constitutes a portion of the reserves for the Death Benefit) equal to the Policy Debt created thereby is transferred by the Company from the Separate Account to the Fixed Account. Allocation of the Policy Loan among Sub-Accounts will be according to the Policyowner's request. If this allocation is not specified or not possible, the Policy Loan will be allocated based on the proportion the Policy Value in the Fixed Account, less Policy Debt, and the Policy Value in each Sub-Account bears to the total Policy Value, less Policy Debt. Policy Value in each Sub-Account equal to the Policy Loan allocated to such Sub-account will be transferred to the Fixed Account, and the number of Accumulation Units equal to the Policy Value so transferred will be canceled. Because of the transfer, a portion of the Policy is not variable during the Policy Loan period and, therefore, the Death Benefit and the Surrender Value are permanently affected by any Policy Debt whether or not repaid in whole or in part. The Company credits the Policy Value in the Fixed Account attributable to the Policy Loan with a rate of return equal to the effective Loan Interest Rate less 1.5%. Upon repayment of the Policy Loan, the Policy Value held in the Fixed Account as collateral will be reallocated to the Sub-Accounts according to the Policyowner's instructions or, if none, according to the most recent Net Premium allocation instructions.

           Interest is accrued daily and payable in arrears at the Loan Interest Rate. Interest is payable at the end of each Policy Year or on a pro rata basis for such shorter period as the Policy Loan may exist. Loan interest is due on each Policy anniversary. If not paid when due, it is added to the Policy Loan principal and bears interest at the same rate of interest. If the resulting Policy Loan principal exceeds the Policy Value in the Fixed Account, the Company will transfer Policy Value equal to the excess Policy Debt from the Policy Value in each Sub-Account to the Fixed Account; as security for the excess Policy Debt. The Company will allocate the amount transferred among the Sub-Accounts in the same proportion that the Policy Value in each Sub-Account bears to the total Policy Values in all Sub-Accounts.

           After the tenth Policy Year, and where permitted by applicable law, Preferred Loans may be taken against the Policy. The Preferred Loan provision permits the Policyowner to take loans against the Policy Value at a rate that is 1.5% less than the Loan Interest Rate then in effect for the Policy. The maximum Preferred Loan Amount is 10% of the Policy Value at the time of the Preferred Loan request.

           Failure to repay a loan will not necessarily terminate the Policy. If the Surrender Value is not sufficient to cover the monthly deductions for the cost of insurance and administrative expenses, the Policy will go into a 62 day grace period as described above.

     f.    Transfers Among Sub-Accounts
           ----------------------------

           Currently, Policy Value may be transferred among the Sub-Accounts at any time. Policy Value may also be transferred between the Sub-Accounts and the Fixed Account, but that privilege is subject to certain limitations.

           All requests for transfers must be made in good order to the Service Center. The amount transferred will be based on the Policy Value in the Account(s) next computed after receipt of the transfer order. C.M. Life will make transfers pursuant to valid written or telephone request. A properly completed authorization form must be on file at the Service Center before telephone requests will be honored. C.M. Life will take reasonable measures to make certain that telephone requests are genuine. This may include use of a personal identification number, and recording of telephone calls. Failure to follow such procedures may result in liability to C.M. Life.

           Only one transfer from the Fixed Account to the Separate Account may be made per Policy Year. The one transfer permitted may not exceed 25% of the Policy Value held in the Fixed Account at the time of transfer request. There will also be a 90 day waiting period between transfers out of the Fixed Account. The Policy Value held in the Fixed Account to secure a Policy loan may not be transferred.

           The Fixed Account and the Money Market Portfolio are competing investment options. Transfers between these competing options will not be permitted. For a period of ninety (90) days following a transfer from one competing option, no transfer can be made to the
                    ----
           other competing option. For a period of 90 days following a transfer to one competing option, no transfer can be made from the other competing option.

           The transfer privilege is subject to the consent of C.M. Life. C.M. Life reserves the right to impose limitations on transfers including, but not limited to: (1) the minimum amount that may be transferred;
           (2) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account; (3) the minimum period of time between transfers involving the Fixed Account; and (4) the maximum amount that may be transferred each time to or from the Fixed Account.

           Currently, the first twelve transfers in a Policy Year are free of any charge. Thereafter a $25 transfer charge will be deducted from the amount transferred for each transfer in that Policy Year. Any transfers made with respect to a conversion privilege, Policy Loan, material change in investment policy, or reallocation of Policy Value within 20 days of issue will not count towards the twelve free transfers. The Company reserves the right to change the number of free transfers allowed in a Policy Year or to adjust the charge that will be deducted for transfers that are not free.

           An Account Rebalancing option is also available. This option maintains a specified allocation of Policy Value among selected Sub-Accounts by automatically transferring Policy Value on a monthly, quarterly, semiannual or annual basis in accordance with the allocation selected by the Policyowner. Generally, account rebalancing will be processed on the 15th of each scheduled month unless the 15th is not a business day, in which case the rebalancing will be processed on the next business day. Transfers made in connection with Account Rebalancing are without charge and do not count toward the twelve free transfers allowed per Policy Year.

           Transfer charges will be deducted from the Policy Value transferred, and will be allocated Pro Rata to the Sub-Accounts, and if applicable the Fixed Account, from which the transfers were made.

     g.    Right of Withdrawal Procedures
           ------------------------------

           The Policy provides that the Policyowner may cancel it by mailing or delivering the Policy to the Service Center or an agent of the Company on or before the latest of (1) 10 days after the Policyowner receives the Policy (or longer where required by state law), or (2) 10 days after the Company mails or personally delivers to the Policyowner a written Notice of Withdrawal Right. If the Policy provides for a full refund of the initial payment under its "Right to Examine Policy" provision, the Policyowner will receive on cancellation the greater of (1) the entire payment, or (2) the Policy Value plus any amounts deducted under the Policy for taxes, charges or fees. If the Policy does not provide for a full refund of the initial payment, the Policyowner will receive upon cancellation the sum of (1) the difference between any payments made, including fees and charges, and the amounts allocated to the Separate Ac-count, (2) the Policy Value (on the date the cancellation request is received by the Company) attributable to the amounts allocated to the Separate Account, and (3) any fees or charges imposed on the amounts in the Separate Account.

           A free look privilege also applies after a requested increase in Specified Amount. After an increase, the Company will mail or deliver notice of the "Free Look" with respect to the increase. The Policyowner will have the right to cancel the increase before the latest of (a) 45 days after the application for the increase is signed, (b) 10 days after the Policyowner receives the new specification pages issued for the increase (or longer where required by state law), or (c) 10 days after the Company mails or delivers a notice of withdrawal rights to the Policyowner, and receive a credit to the Policy Value for charges which would not have been deducted but for the increase. The amount to be credited will be refunded if the Policyowner so requests.

     h.    Conversion Privileges
           ---------------------

           Once during the first 24 months after the Date of Issue or after the effective date of an increase in Specified Amount, while the Policy is in force, the Company will allow the Policy to be converted without Evidence of Insurability to any flexible premium adjustable life insurance Policy with fixed and guaranteed minimum benefits which had been offered by the Company on the Date of Issue or on the effective date of an increase in Specified Amount, whichever is applicable. Assuming that there have been no increases in the initial Specified Amount, this can be accomplished within 24 months after the Date of Issue by transferring, without charge, the Policy Value in the Separate Account to the Fixed Account and by simultaneously changing the premium allocation instructions to allocate future premium payments to the Fixed Account. Within 24 months after the effective date of each increase, the Company will also allow the Policyowner to transfer, without charge, all or part of the Policy Value in the Separate Account to the Fixed Account and simultaneously change the premium allocation instructions to allocate all or part of future premium payments to the Fixed Account.

           Where required by state law, and at a Policyowner's request, C.M. Life will issue a flexible premium adjustable life insurance policy. The new Policy will have the same Specified Amount, issue ages, and dates of issue as the original policy, and will have the underwriting classification we then offer that is most similar to the original Policy.

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